Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Member

Berkeley Point Financial LLC:

We consent to the incorporation by reference in the registration statement on Form S-3 of Newmark Group, Inc., pertaining to the offering of the 6.125% Senior Notes due 2023, of our report dated August 23, 2017, with respect to the consolidated statements of operations, changes in member’s capital, and cash flows of Berkeley Point Financial LLC for the year ended December 31, 2016, not included herein, which report appears in the December 31, 2018 annual report on Form 10-K of Newmark Group, Inc. and to the reference to our firm under the heading “Experts” in such registration statement.

/s/ KPMG LLP

Boston, Massachusetts
March 28, 2019